Exhibit 99.1

Scorpio Tankers Inc. Announces Pricing of $300,000,000 of Convertible Senior Notes due 2019

MONACO – (Marketwired) – June 25, 2014 -- Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) announced today the pricing of its offering of $300,000,000 in aggregate principal amount of its 2.375% convertible senior notes due 2019 (the “Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The private offering was upsized from the previously announced $250,000,000 aggregate principal amount of the Notes. The Company has granted the initial purchasers of the Notes a 30-day option to purchase up to an additional $60,000,000 in aggregate principal amount of the Notes in connection with the offering.  The offering is expected to close on June 30, 2014, subject to the satisfaction of certain customary closing conditions. The Notes will bear interest at a rate of 2.375% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2015.  Upon conversion of the Notes at the option of holders in certain circumstances and during certain periods, holders will receive shares of the Company’s common stock. The initial conversion rate for each $1,000 aggregate principal amount of Notes is 82.0075 shares of common stock, equivalent to a conversion price of approximately $12.19 per share, and will be subject to adjustments described in the private offering memorandum relating to the Notes.

The Company intends to use the net proceeds of the offering of the Notes for a concurrent share repurchases of approximately $90 million and general corporate purposes, including additional potential repurchases of its common stock.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes and the common stock issuable upon conversion of the Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements under the Securities Act.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.